Exhibit (a)(v)

Dear Employee:

In accordance with Section 13 of the Offer to Exchange Outstanding Options to Purchase Common Stock that was made available to you on April 29, 2003 (the “Offer to Exchange”), we have supplemented and amended the Offer to Exchange as indicated in the attached document to effect certain clarifications and modifications requested by the United States Securities and Exchange Commission.

For additional information about the attached changes, please submit your inquiry by email to optionexchange@openwave.com.

Sincerely,

Openwave Systems Inc.

AMENDMENTS TO THE OFFER TO EXCHANGE OUTSTANDING OPTIONS

TO PURCHASE COMMON STOCK DATED APRIL 29, 2003

The Offer to Exchange Outstanding Options to Purchase Common Stock that was distributed to you on April 29, 2003 (the “Offer to Exchange”) is hereby amended so that the first bullet point listed after the first paragraph in Section 6 “CONDITIONS OF THE OFFER” on page 16 of the Offer to Exchange is deleted in its entirety.

In addition, the Offer to Exchange is hereby supplemented with the following information:

Except as noted in the following two sentences, the terms of the Offer to Exchange are identical in all material respects to the Offer to Exchange Outstanding Options to Purchase Common Stock that commenced on March 13, 2003 (the “Previous Offer”). The replacement options to be issued for options tendered under the Previous Offer will be granted between October 25, 2003 and November 24, 2003, on a date determined by our Board of Directors. Under the Offer to Exchange, however, the Replacement Options will be granted between December 5, 2003 and January 5, 2004, on a date determined by our Board of Directors, or a later date if the offer is extended.

The employees eligible to participate in the Offer to Exchange include those employees who received option awards on or after September 13, 2002, to purchase a total of 30,000 or more shares of common stock of the Company, with the exception of (i) our Chief Executive Officer, and (ii) Vice President level employees or higher who have executed a severance agreement or a transition agreement and have been notified that their jobs will be eliminated. The employees eligible to participate in the Offer to Exchange were not permitted to participate in the Previous Offer. Such employees were not permitted to participate in the Previous Offer due to the fact that the Company would have been required to impose restrictive conditions on participation in order to minimize adverse financial accounting consequences to the Company. The Company determined that the imposition of such restrictions would have severely reduced participation by such employees. Reduced participation by such employees would have negatively affected the Company’s ability to achieve its objectives of (i) better aligning employee incentives with the Company, and (ii) reducing the total number of issued and outstanding options. As a result, the Company concluded that it was preferable to implement the Offer to Exchange, which would not require the Company to impose the same restrictive conditions on participation.